

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2020

K. Bryce Toussaint
Chief Executive Officer
Principal Solar, Inc.
100 Crescent Court
Suite 700
Dallas, TX 75201

       Re: Principal Solar, Inc.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed September 18, 2020
           File No. 024-11253

Dear Mr. Toussaint:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 26, 2020 letter.

Amendment No. 2 to Offering Statement on Form 1-A

Index to Financial Statements, page F-1

1.   We note you included financial statements for the period ended March 31, 2020 in response to our prior comment 2. However, in doing so, the consolidated balance sheet as of December 31, 2018 and the statements of operations, cash flows and stockholders' deficit for each of the two fiscal years ended December 31, 2018 and December 31, 2019 were removed. Note that your financial statements should contain a complete set of annual financial statements for your two most recently completed fiscal year-ends. Refer to sections (b)(3) and (b)(4) of Part F/S of Form 1-A for guidance and revise your offering circular accordingly.

<u>Statement of Cash Flows, page F-4</u>

2. We note you present a financing activity for stock issued in the amount of $15,241,778, but it does not appear you received cash proceeds for this stock issuance. Please revise your cash flow statement to reflect this issuance of stock as part of non-cash operating activities or tell us why this type of revision is not necessary. Refer to ASC 230-10-45-28(b). In addition, include an explanation of the nature of this transaction, where appropriate, within your offering circular.

You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Donnell Suares, Esq.